UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
A Publicly Listed Company
CNPJ/MF 02.429.144/0001 -93 – NIRE 353.001.861.33

ORDINARY GENERAL SHAREHOLDERS´ MEETING

CONVENING NOTICE

Shareholders of CPFL Energia S.A. (the “Company”) are hereby invited, as arranged in Article 124 of Law 6,404/76, to the Ordinary General Shareholders’ Meeting, which will be held on April 10 2007, at 10:00 a.m. (ten o’clock), at the Company’s head office at Rua Gomes de Carvalho, 1,510, 14th floor, suite 1402, Vila Olímpia, in the city and state of São Paulo, for the purpose of deliberating on the following Agenda:

a) Presentation of the Management Report, examine, discuss and vote on the Company’s Financial Statements, the Report of the Independent Auditors and the Report of the Fiscal Council for the fiscal year ending December 31, 2006;

b) Approve the proposal for the appropriation of the net income for the fiscal year 2006 and the dividend distribution;

c) Election of statutory members and alternates to the Board of Directors and fix the global remuneration of the Board Members; and

d) Election of effective members and alternates to the Fiscal Council and fix its fees.

General Instructions:

1. The appropriate documents to be discussed at the Ordinary General Shareholders’ Meeting are available to shareholders as from this date, at the Company’s head office.

2. The shareholder wishing to be represented by an attorney in fact constituted according to Paragraph 1 of Article 126 of Law 6,404/76, must deliver the respective power of attorney at the Company’s head office at least 24 hours prior to the holding of the Ordinary General Shareholders’ Meeting.

3. Pursuant to CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage stake in the voting capital to be eligible for multiple voting rights in the election of members of the Board of Directors is 5% (five percent).

São Paulo, March 3, 2007.

Carlos Ermírio de Moraes
President of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.